K9
3/1

AB 2/28/06

SECURITIE 06003498 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIC Corp. - K/N/A: Whittlinger Investment Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South 6th Street, Suite 620B
(No. and Street)

Minneapolis (City) **MN** (State) **55403** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Jones **612-341-2218**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Margaret Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

WIC CORP.

We have audited the statements of financial condition of WIC Corp. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of WIC Corp. as of December 31, 2005 and 2004, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 27, 2006

WIC CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
ASSETS		
Cash	$ 39,811	$ 20,671
Accounts receivable	365	355
Clearing deposit	10,000	10,000
Investment securities	57,902	66,911
TOTAL ASSETS	$ 108,078	$ 97,937
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 676	$ 1,144
Accrued income tax	1,800	1,264
Deferred tax liability	3,600	500
TOTAL LIABILITIES	6,076	2,908
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120	120
Additional paid-in capital	41,880	41,880
TOTAL CAPITAL CONTRIBUTED	42,000	42,000
RETAINED EARNINGS	60,002	53,029
TOTAL STOCKHOLDER'S EQUITY	102,002	95,029
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 108,078	$ 97,937

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Commissions	$ 38,987	$ 42,368
Investment income	8,680	446
TOTAL REVENUES	47,667	42,814
EXPENSE		
Management fee	2,000	2,000
Trading fees	17,006	20,054
Other	16,788	15,706
TOTAL EXPENSES	35,794	37,760
INCOME BEFORE INCOME TAXES	11,873	5,054
INCOME TAXES	4,900	1,264
NET INCOME	$ 6,973	$ 3,790

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2003	12,000	$ 120	$ 41,880	$ 49,239	$ 91,239
Net income				3,790	3,790
Balance, December 31, 2004	12,000	120	41,880	53,029	95,029
Net income				6,973	6,973
Balance, December 31, 2005	12,000	$ 120	$ 41,880	$ 60,002	$ 102,002

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 6,973	$ 3,790
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Realized (gain) loss	(81)	(138)
Unrealized (gain) loss	(7,091)	359
Reinvested dividends	(686)	(447)
Deferred taxes	3,100	-
Decrease (increase) in operating assets:		
Accounts receivable	(10)	(355)
Increase (decrease) in operating liabilities:		
Accounts payable	(468)	962
Accrued income taxes	536	439
NET CASH FLOWS FROM OPERATING ACTIVITIES	2,273	4,610
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	16,867	12,579
NET CASH FLOWS FROM INVESTING ACTIVITIES	16,867	12,579
NET INCREASE (DECREASE) IN CASH	19,140	17,189
CASH, BEGINNING OF YEAR	20,671	3,482
CASH, END OF YEAR	$ 39,811	$ 20,671
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash received for interest earned	$ 822	$ 220

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business – WIC Corp. (the Company) is a wholly owned subsidiary of WCM, Inc. Both companies changed their names during the year with Whittlinger Investment Corporation becoming WIC Corp. and Whittlinger Capital Management, Inc. becoming WCM, Inc.

The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI for WCMI's managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - Investment securities are carried at quoted market price and changes in market value are recognized currently as unrealized gains or losses.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the settlement date, generally three business days after trade execution date. The impact of unsettled transactions is not material.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

(2) **Investment securities**

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2005 and 2004 are summarized below:

2005	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 25,172	$ 25,172	$ -	$ -
Equity securities	32,730	23,700	9,030	-
Total investment securities	$ 57,902	$ 48,872	$ 9,030	$ -

2004	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 42,040	$ 42,040	$ -	$ -
Equity securities	24,871	23,014	2,130	(273)
Total investment securities	$ 66,911	$ 65,054	$ 2,130	$ (273)

Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	2005	2004
Net realized gains (losses)	$ 81	$ 138
Net unrealized gains (losses)	7,091	(359)
Total realized and unrealized gains and losses	$ 7,172	$ (221)

(3) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) **Related party transactions**

The Company shares office facilities with its parent company. A management fee of $2,000 was paid during 2005 and 2004 respectively to cover certain operating expenses. The Company received $38,981 and $42,078 from its parent as reimbursement for the costs associated with the execution of its security transactions and other services during 2005 and 2004, respectively.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2005, the Company had net capital and net capital requirements of $96,424 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .063 to 1 at December 31, 2005.

(6) **Income tax expense**

The components of the income tax provision for the years ended December 31, 2005 and 2004 are as follows:

	Years Ended December 31,	
	2005	2004
Currently (refundable) payable:		
Federal	$ 1,400	$ 884
State	400	380
Deferred tax	3,100	0
Total income tax provision	$ 4,900	$ 1,264
Cash paid WCMI during the year for its share of the taxes payable	$ 1,200	$ 825

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(7) **Financial instruments (Continued)**

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

WIC CORP.

Our audit was made for the purpose of forming an opinion on the basic financial statements of WIC Corp. for the year ended December 31, 2005 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as listed in the accompanying index, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 27, 2006

Schedule I

WIC CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND

NET CAPITAL PURSUANT TO RULE 15c3-I

December 31, 2005

Total ownership equity from Statement of Financial Condition	$	102,002
Additions:		
Other - deferred taxes on haircut security position		400
Deductions:		
Non-allowable assets		(365)
Net capital before haircuts on securities positions		102,037
Haircuts on securities:		
Trading and investment securities		5,613
Net capital	$	96,424
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses	$	6,076
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness	$	50,000
Capital in excess of minimum requirement	$	46,424
Ratio, aggregate indebtedness to net capital		6.3%

See Auditors' Report on Additional Information

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 97,924
Audit adjustments:	
adjustment to income tax provision	(1,900)
deferred taxes on securities haircuts	400
Net capital as reported on Schedule I	$ 96,424

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 3,676
Audit adjustments:	
adjustment to income tax provision	2,400
Total aggregate indebtedness as reported on Schedule I	$ 6,076

See Auditors' Report on Additional Information

Schedule III

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2005

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

See Auditors' Report on Additional Information

WIC CORP.

AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2005

See Auditors' Report on Additional Information

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

WIC CORP.

In planning and performing our audit of the financial statements of WIC Corp. for the year ended December 31, 2005, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WIC Corp. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3 that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
January 27, 2006

See Auditors' Report on Additional Information